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CUSIP NO. 583916-10-1              13D         Page 13 of 13 pages
                             AMENDMENT NO. 1

EXHIBIT 7(6)

                          RIDER TO LLC AGREEMENT

The following text has been added as an exception to the transfer restrictions set forth in Section 6.3 of the LLC Agreement:

     "BIG and its successors and assigns shall have the right to transfer its interest in the company if such interest is transferred to an affiliate of BIG or such successor or assign, as the case may be.
     For purposes hereof, "affiliate" with respect to BIG shall mean (a) all lineal descendants of Nicholas J. Pritzker, deceased, and all spouses and adopted children of such descendants; (b) all trusts for the benefit of any person described in clause (a) and the trustees of such trusts; (c) all legal representatives of any person or trust described in clauses (a) or (b); and (d) all partnerships, corporations, limited liability companies or other entities owned by or controlling, controlled by or under common control with any person, trust or other entity described in clauses (a), (b), (c) or
     (d). "control" for these purposes shall mean the ability to influence, direct or otherwise significantly affect the major policies, activities or actions of any person or entity."